                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _____ )*



                       ENTERPRISE FINANCIAL SERVICES CORP
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   293712 10 5
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                                 (CUSIP Number)

                            CHARLES E. H. LUEDDE, ESQ
                        GREENSFELDER, HEMKER & GALE, P.C.
                  10 SOUTH BROADWAY, ST. LOUIS, MISSOURI 63102
                                  314-241-9090
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 10, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 7 Pages



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CUSIP No. 293712 10 5                  13D                     Page 2 of 7 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           KEVIN C. EICHNER
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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    3      SEC Use Only


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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           UNITED STATES
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         Number of           7     Sole Voting Power

          Shares                   446,750
                             ---------------------------------------------------
       Beneficially          8     Shared Voting Power

         Owned by                  72,808
                             ---------------------------------------------------
           Each              9     Sole Dispositive Power

         Reporting                 446,750
                             ---------------------------------------------------
                             10    Shared Dispositive Power
        Person With
                                   72,808
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           519,558
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)

           5.5%
--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           IN
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


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CUSIP No. 293712 10 5                  13D                     Page 3 of 7 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above
           Persons (entities only)

           MERAMEC ENTERPRISE HOLDINGS , LLC             FED.TAX ID # 55-0797723
--------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only

--------------------------------------------------------------------------------
    4      Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
    6      Citizenship or Place of Organization

           MISSOURI
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         Number of           7     Sole Voting Power

          Shares                   285,200
                             ---------------------------------------------------
       Beneficially          8     Shared Voting Power

         Owned by                  0
                             ---------------------------------------------------
           Each              9     Sole Dispositive Power

         Reporting                 285,200
                             ---------------------------------------------------
                             10    Shared Dispositive Power
        Person With
                                   0
--------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           285,200
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
           3.0%

--------------------------------------------------------------------------------
   14      Type of Reporting Person (See Instructions)

           OO
--------------------------------------------------------------------------------



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CUSIP No. 293712 10 5                  13D                     Page 4 of 7 Pages
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                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

        Common Stock, $.01 par value

        Enterprise Financial Services Corp
        150 North Meramec
        P.O. Box 66940
        St. Louis, Missouri  63105

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Kevin C. Eichner individually and as the sole Manager of Meramec Enterprise Holdings, LLC, ("Meramec") a limited liability company organized under the laws of the State of Missouri. Meramec, whose address is c/o Kevin C. Eichner, 150 North Meramec, St. Louis, Missouri 63105, was organized in 2002 to acquire and hold certain shares of the common stock of Enterprise Financial Services Corp. ("EFSC") as described in this
Schedule 13D. Mr. Eichner has sole voting and dispositive power over shares held by Meramec Enterprise Holdings, LLC.

         (a)      Kevin C. Eichner

         (b)      150 North Meramec, St. Louis, Missouri  63105

         (c)      Meramec Enterprise Holdings, LLC
                  c/o Enterprise Financial Services Corp
                  Attn: Kevin C. Eichner
                  150 North Meramec
                  St. Louis, Missouri  63105

         (d) Not applicable either as to Mr. Eichner or Meramec Enterprise Holdings, LLC

         (e) Not applicable either as to Mr. Eichner or Meramec Enterprise Holdings, LLC

         (f)      United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Meramec has been organized with capital contributions consisting of $925,000 in cash and a contribution of 100,000 shares of the common stock of EFSC previously owned by Mr. Eichner. In addition to the foregoing capital, Meramec has obtained a loan commitment from Corn Belt Bank & Trust Co., Pittsfield, Illinois, pursuant to which Meramec may borrow up to $1,500,000 (subject to certain conditions) in additional funds in connection with the acquisition of additional shares of the common stock of EFSC.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Mr. Eichner has been a member of the board of directors of EFSC since its inception and served as Vice Chairman of the Board of Directors of EFSC prior to his election as President and Chief Executive Officer of EFSC effective on July 1, 2002. The acquisition of additional shares of EFSC through Meramec as reported herein is being effected for general investment purposes and to permit Mr. Eichner to increase his present ownership in EFSC on a leveraged basis. Mr. Eichner may acquire additional shares of the common stock of EFSC individually or through Meramec. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

Mr. Eichner has no present plans or proposals which relate to or would result in:

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CUSIP No. 293712 10 5                  13D                     Page 5 of 7 Pages
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         (a)      an extraordinary corporate transaction, such as a merger,
                  reorganization or liquidation, involving the EFSC or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of EFSC or any of its subsidiaries;

         (c) any change in the present board of directors or management of EFSC, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of EFSC;

         (e) any other material change in the EFSC's business or corporate structure;

         (f) changes in the EFSC's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the EFSC by any person;

         (g) causing a class of securities of the EFSC to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the EFSC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mr. Eichner reports beneficial ownership of 519,558 shares of common stock of EFSC as determined under Rule 13d-3 as follows:

                                                                                                            Percentage of
                                                           Relationship to                   Number          Outstanding
                Shares Held in Name of                     Reporting Person                 of Shares         Securities
                ----------------------                     ----------------                 ---------       -------------
Meramec Enterprise Holdings, LLC.                          Reporting Person                   285,200(1)         3.0%
Kevin C. Eichner                                           Reporting Person                   161,550(2)         1.7%
EBSP III                                                   Limited Liability Company           72,808(3)         0.8%
                                                                                            ---------       --------
                                           Total                                                                 5.5%


         Notes:

         (1) Includes 100,000 shares previously owned directly by Mr. Eichner and 185,200 shares acquired by Meramec as of the date hereof as set forth below.

         (2) Includes 128,550 shares held individually or in a revocable trust together with 33,000 shares which may be acquired pursuant to currently exercisable options issued by EFSC. Does not include options to acquire an additional 82,905 shares granted to Mr. Eichner at the time of his election as President and Chief Executive Officer of EFSC or previously held unvested options to acquire an additional 7,000 shares.

         (3) Mr. Eichner is one of eight members holding equal interests in these shares and may accordingly be deemed to share voting and dispositive power over all of such shares even though his pro rata interest is 9,101 shares. Mr. Eichner disclaims beneficial ownership of such shares except as to his pro rata interest of 9,101 shares.

         The foregoing percentages are based on the 9,448,151 shares of common stock of EFSC reported as outstanding on October 1, 2002.

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CUSIP No. 293712 10 5                  13D                     Page 6 of 7 Pages
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         As reported in Item 6 below, Meramec acquired 100,000 shares of EFSC listed above as of January 10, 2003, in the form of a capital contribution by Mr. Eichner of 100,000 shares previously owned and the purchase by Meramec of an aggregate of 185,200 shares from entities affiliated with Fred Eller (the former President and Chief Executive Officer of EFSC) (the "Eller Interests") as of such date at $13.00 per share (an aggregate of $2,407,600) as described in Item
6. Except for the foregoing contribution of shares of ESFC to Meramec, Mr. Eichner has not acquired or disposed of shares of ESFC in the preceding 60 days. Meramec has sole voting and dispositive power with respect to the 285,200 shares of EFSC stock held by it.

         (b) Kevin Eichner has sole authority to vote or dispose of shares listed in (a) as to which he is identified as the owner or as to which Meramec is identified as the owner. Kevin Eichner may be deemed to have share shared voting and dispositive authority with respect to shares as to which EBSP III is identified as the owner.

         (c) Purchases of shares of ESFC by Meramec within the past 60 days are disclosed in (a) above and further discussed in Item 6 below. The total purchase price of $2,407.200 is due January 16, 2003, and will be paid from capital contributions made to Meramec and borrowings under Meramec's loan commitment from Corn Belt Bank and Trust Co. as described in Item 6.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the formation of Meramec, Kevin C. Eichner contributed 100,000 shares of the common stock of EFSC to Meramec in exchange for Units of Class A and Class B membership in Meramec. As the sole owner of Class B units, Mr. Eichner has sole voting and dispositive control over all shares of EFSC held by Meramec.

Initially the aggregate equity interest of Mr. Eichner in Meramec is represented by an aggregate of 1,300 units of membership. The value of the capital contribution made by Mr. Eichner to Meramec in the form of EFSC stock will be based upon the average purchase price paid or payable by Meramec to acquire other shares of the common stock of EFSC. The number of Class A units of Meramec's equity to be held by Mr. Eichner may be reduced if such average purchase price is less than $13 unless Mr. Eichner elects to contribute addition shares of EFSC stock or cash.

As of January 10, 2003, other investors in Meramec have contributed aggregate capital of $925,000 in cash for 925 Units of Class A membership representing approximately 41.6% of its total equity as of such date. Assuming no sales of additional units of Class A membership in Meramec and no change in the average purchase price of EFSC as calculated under by Meramec, Mr. Eichner would hold approximately 58.4% of the total Meramec equity units outstanding. The relative equity ownership allocations of Mr. Eichner and other investors in Meramec is subject to adjustment upon dissolution of Meramec based upon the priority return due holders of Meramec's Class A units and the participating return due Mr. Eichner in respect of his Class B units if the priority return is satisfied.

Pursuant to a Stock Purchase Agreement dated January 10, 2003, between Meramec and the Eller Interests, Meramec has acquired 185,200 shares of the common stock of EFSC at $13.00 per share. Payment for the 185,200 shares purchased as of January 10, 2003, is due on in a single installment due January 16, 2003 A portion of the purchase price due Mr. Eller in connection with the foregoing purchase has been borrowed by Meramec from Corn Belt Bank and Trust Co., Pittsfield, Illinois, under a loan commitment (the "Loan Agreement") permitting aggregate borrowings of up to $1,500,000 provided that borrowings may not exceed 40% of the total value of the shares of EFSC pledged to secure the loan. Such borrowings are secured by a collateral pledge of all shares of EFSC owned or hereafter acquired by Meramec and are non-recourse to the holders of its membership interests.

Meramec expects to utilize its remaining capital funds (including borrowings under the Loan Agreement and/or additional capital received in respect of investments in Meramec) to acquire additional shares of EFSC common stock in privately negotiated or open market transactions. Meramec may also utilize investment income to acquire additional shares of EFSC stock.

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CUSIP No. 293712 10 5                  13D                     Page 7 of 7 Pages
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At December 31, 2010, or earlier in the discretion of Mr. Eichner, Meramec is to dissolve and, after repayment of any outstanding indebtedness, distribute its assets, in cash or in kind, to the holders of its membership interests in accordance with their relative equity interests then in effect.

In connection with the election of Mr. Eichner as President and Chief Executive Officer of EFSC, Mr. Eichner entered into an executive employment agreement with EFSC dated as of July 1, 2002, and received options to acquire up to 82,905 shares of the common stock of EFSC at a price of $9.30 per share.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.1 Loan Agreement between Meramec Enterprise Holdings, LLC and Corn Belt Bank & Trust Co.. (to be filed by amendment).

         2.1 Letter agreement dated January 10, 2003, between Meramec Enterprise Holdings, LLC and the Eller Interests relating to the stock purchase.

         2.2 Executive Employment Agreement dated as of July 1, 2002, by and between Kevin C. Eichner and Enterprise Financial Services Corp



                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           Meramec Enterprise Holdings, LLC


                                                   /s/ Kevin C. Eichner
                                           -------------------------------------
                                              By: Kevin C. Eichner, Manager


                                                  /s/ Kevin C. Eichner
                                           -------------------------------------
                                                      Kevin C. Eichner

                                                      January 13, 2003